SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

INVENTERGY GLOBAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46123X102

(CUSIP Number)

Wayne Sobon

c/o Inventergy Global, Inc.

900 E. Hamilton Avenue, Suite 180

Campbell, California 95008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46123X102	13D

1.	NAME OF REPORTING PERSONS
(ENTITIES ONLY)

Wayne Sobon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO – Merger Transaction
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,103,176 (See Item 4)
OWNED BY	8.	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER

		2,103,176 (See Item 4)
	10.	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,103,176 (See Item 4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14.	TYPE OF REPORTING PERSON *

IN

Item 1.   Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Inventergy Global, Inc. (the “Company”). The principal executive office of the Company is located at 900 E. Hamilton Avenue, Suite 180, Campbell, California 95008.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2.   Identity and Background.

(a)          This statement is being filed by Wayne Sobon (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 900 E. Hamilton Avenue, Suite 180, Campbell, California 95008.

(c)          The Reporting Person is the Senior Vice President, General Counsel and Secretary of the Company.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, the Company (known as eOn Communications Corporation prior to the Merger, and for purposes of this statement, referred to as “eOn” when referencing the pre-Merger entity), Inventergy, Inc., a Delaware corporation (“Inventergy”), and Inventergy Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”) entered into an Agreement of Merger and Plan of Reorganization (as amended, the “Merger Agreement”), pursuant to which the Reporting Person received an aggregate of 2,103,176 shares of Common Stock of the Company. The consideration for the issuance of such securities was the merger pursuant to the Merger Agreement.

Item 4.   Purpose of Transaction.

The Reporting Person acquired the Common Stock based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities, if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Pursuant to the Merger Agreement, on June 6, 2014, Merger Sub merged (the “Merger”) with and into Inventergy with Inventergy continuing as the surviving entity (the “Surviving Subsidiary”). As a result of the Merger, the Surviving Subsidiary became a wholly owned subsidiary of the Company and the name of the Company was changed from “eOn Communications Corporation” to “Inventergy Global, Inc.”

Upon consummation of the Merger, (i) each share of Inventergy common stock was exchanged for 1.4139 shares of Company common stock on a post one-for-two reverse split basis (the “Exchange Ratio”); (ii) the Inventergy Series A Preferred Stock was exchanged for a like number of newly-created Company Series A Preferred Stock; (iii) options and restricted shares of Inventergy common stock awarded pursuant to the Inventergy 2013 Stock Plan and outstanding immediately prior to the consummation of the Merger were converted into awards of options to purchase Company common stock and restricted shares of Company common stock with terms and conditions identical to the terms and conditions of the corresponding options to purchase Inventergy common stock and awards of restricted shares of Inventergy common stock (as adjusted for the Exchange Ratio); and (iv) outstanding warrants to purchase Inventergy common stock were exchanged for warrants to acquire Company common stock with terms and conditions identical to the terms and conditions of the corresponding warrants to purchase Inventergy common stock (as adjusted for the Exchange Ratio). Additionally, certain notes issued by Inventergy to investors were assumed by the Company.

Furthermore and in connection with the Merger, on December 17, 2013, eOn, Cortelco Systems Holding Corp., a Delaware corporation and wholly-owned subsidiary of eOn (“Cortelco Holding”), eOn Communications Systems, Inc., a Delaware corporation and wholly-owned subsidiary of eOn (“eOn Subsidiary”), and Cortelco, Inc., a Delaware corporation and wholly-owned subsidiary of Cortelco Holding (“Cortelco”) entered into a transition agreement (the “Transition Agreement”). The Transition Agreement provided for several transactions among eOn and its subsidiaries in connection with, and subject to the completion of, the Merger. Each of these transactions were consummated at the time the Merger became effective (the “Effective Time”), including the following (collectively, the “Transition Transactions”): (1) eOn and Cortelco each transferred certain contracts and other assets to eOn Subsidiary, and eOn Subsidiary assumed the liabilities associated with such contracts on and after the date of assumption; (2) eOn Subsidiary purchased from Cortelco certain inventory for a purchase price equal to Cortelco’s book value of such inventory; (3) eOn and Cortelco Holding redeemed in full those certain contingent notes in the maximum initial amount of $11 million (collectively, the “Contingent Note”) in consideration of paying the holders of the Contingent Note (the “Noteholders”) either cash in the aggregate amount of $300,000 or shares of Cortelco Holding owned by eOn; (4) Cortelco entered into a fulfillment services agreement with eOn Subsidiary providing for certain services to be conducted on behalf of eOn Subsidiary after the Merger; (5) the Company transferred to Cortelco Holding (i) all of its ownership in Cortelco Systems Puerto Rico, Inc., and Symbio Investment Corp., and (ii) eOn’s right to require David S. Lee, former Chairman of eOn, to purchase its investment in Symbio Investment Corp.; and (6) the Company and Cortelco Holding entered into an indemnity agreement providing that Cortelco will indemnify the Company from and against any future losses arising from the Contingent Note and certain other matters.

Upon completion of the Merger and the Transition Transactions, the Company owns all of the outstanding stock of Inventergy and eOn Subsidiary and has transferred certain assets held prior to the Merger and no longer owns an interest in Cortelco Holding, Cortelco, Cortelco Systems Puerto Rico, Inc., or Symbio Investment Corp.

Immediately following the consummation of the Merger, the Company had 20,018,028 shares of common stock, 6,176,748 shares of Series A Preferred Stock and 2,231 shares of Series B Preferred Stock issued and outstanding. In addition, it had warrants to purchase 700,937 shares of common stock outstanding and 238,412 placement agent warrants outstanding. The former common stockholders of Inventergy received 18,260,022 shares of Company Common Stock as a result of the Merger representing approximately 91% of the Company’s then issued and outstanding Common Stock.

This transaction may be deemed to have resulted in a change in control of the Company from the former stockholders of eOn to the former stockholders of Inventergy.  In connection with the change in control, Joseph W. Beyers, Francis P. Barton, Marshall Phelps, Jr., Robb Knie, W. Frank King and Robert A. Gordon were nominated and elected to the Board of Directors of the Company. Joseph W. Beyers was appointed as the Chief Executive Officer of the Company, the Reporting Person was appointed Senior Vice President, General Counsel and Secretary of the Company, Jon Rortveit was appointed Senior Vice President, Acquisition and IP Licensing and Stephen Huang was appointed Chief Financial Officer. Each of the executive officers of eOn resigned from their positions at the time the transaction was consummated.  Such appointments and resignations of the officers of the Company were effective on the Closing Date.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the Merger Agreement and each of the agreements contemplated thereby, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 18, 2013, March 25, 2014 (First Amendment) and April 24, 2014 (Second Amendment).

Plans or Proposals of the Reporting Person

Except as set forth above,  the Reporting  Person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional  securities of the Company or the disposition of securities of the Company; (b) an  extraordinary corporate  transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material  amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors  or to fill any existing vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Company; (f) any other  material  change in the Company's business or corporate  structure; (g) changes in the Company’s certificate of  incorporation,  bylaws or instruments corresponding  thereto or other actions which may impede  the acquisition  of control of the Company by any person;  (h) causing a class of  securities of the Company to be delisted from a national  securities  exchange or to cease to be authorized  to be quoted in an  inter-dealer  quotation  system of a  registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)          The Reporting Person beneficially owns 2,103,176 shares of Common Stock. These shares, in the aggregate, represent 9.0% of the shares of the Company.

(b)          The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote: 2,103,176

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 2,103,176

4. Shared power to dispose or to direct the disposition -0-

(c)          Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Person.

(d)          No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2014

/s/ Wayne Sobon
Wayne Sobon